

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 18, 2007

E. Livingston B. Haskell
General Corporate Counsel
Lumber Liquidators, Inc.
3000 John Deere Road
Toano, VA 23168

      Re: Lumber Liquidators, Inc.
             Registration Statement on Form S-1
             Filed April 23, 2007
             File No. 333-142309

Dear Mr. Haskell:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A as soon as possible, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

2. Please update your financial statements and related disclosures to include the period ended March 31, 2007.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

5. Please do not use smaller type in tables and footnotes as you do on pages 7, 8, 55, and 77, for example.

Prospectus Summary, page 1

6. Please present a more balanced discussion of your company, competitive strengths, and growth strategy with the risks that face your company. For example, where you discuss your net sales and operating income, also discuss your net income. Also discuss your stockholder's deficit and explain why you have a deficit.

7. Please explain in the first bullet point on page 2 what you mean by "four-wall basis."

8. Please disclose the total compensation or other remuneration that each of your directors, executive officers and key employees received or will receive from:

   - cash distributions over the past three years,
   - equity awards granted prior to and in connection with the offering, and
   - any proceeds of this offering.

9. If true, please disclose that you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your corporate governance.

10. Please disclose the basis for your assertion that you are the largest specialty retailer of hardwood flooring in the United States. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Risk Factors, page 9

We will incur increased costs . . ., page 16

11. You state that you will incur additional costs if you identify any issues in complying with the Sarbanes-Oxley Act. Please disclose whether you have identified any material deficiencies related to your disclosure controls or internal controls.

Use of Proceeds, page 20

12. We note that you are registering a $150 million offering and intend to repay approximately $7.9 million in debt and use the remainder for general corporate purposes. Please tell us the approximate amount of total aggregate offering price represented by the selling shareholders. If you have no further specific material uses for the majority of proceeds, please state this and discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

Dividend Policy, page 20

13. Please quantify the aggregate amount of shares distributed to Tom Sullivan in connection with the common stock dividend and quantify the value of this dividend. Disclose how the determinations were made for the 2004 cash and stock dividend distributions to Tom Sullivan and why they were issued. Also explain who made these determinations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

14. In the first risk factor, you disclose your dependency on the home building industry. Please disclose any trends or uncertainties that you reasonably expect will have a material impact on net sales or revenues or income from continuing operations. See Item 303(a)(3)(ii) of Regulation S-K. In addition, please provide appropriate risk factor disclosure, if material, including any risks relating to recent housing sales and refinancing market trends.

Critical Accounting Policies and Estimates, page 44

15. Your current disclosure refers the reader to Note 1 of your financial statements for your significant accounting policies, which includes your critical accounting policies. Note 1 of your financial statements makes no distinction concerning which of your accounting policies you consider critical. We believe that your disclosures under critical accounting policies should address and discuss the material assumptions underlying your estimates and the potential impact of

changes in your estimates for the critical accounting policies identified. Please revise. See Release No. 33-8350.

Management, page 67

Executive Officers and Directors, page 67

16. Please describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director. See Item 401(a) and (b) of Regulation S-K. We note that the stockholders agreement contains provisions regarding board members to be nominated to the board.

Compensation Discussion and Analysis, page 73

17. Please discuss your Chairman's and CEO's role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your CD&A. We note your disclosure on page 73; however, please clarify your statements that Tom Sullivan and Jeff Griffiths were "largely responsible" for making previous compensation decisions.

18. Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

19. Since you refer to the amount of compensation paid by other similarly sized retail businesses, please include the benchmarking information called for by Item 402(b)(2)(xiv) of Regulation S-K.

20. Please analyze how individual roles and performance factor in to the compensation amounts you disclose.

21. With regard to company performance, we note that you have not disclosed any specific items of corporate performance that are evaluated or target levels of corporate performance. Please disclose the items of corporate performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for

treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 82

22. Please discuss your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K.

Investment by TA Associates, page 82

23. Please disclose the number of shares of common stock that TA Associates will receive upon conversion of their convertible preferred stock. Disclose that they will be selling this stock in the offering.

Other Matters Involving Tom Sullivan, page 83

24. Disclose the number of shares Kevin Sullivan will receive.

25. Please disclose the use of proceeds from the loan from the company to Tom Sullivan.

Registration Rights Agreement, page 83

26. We note that you have a registration rights agreement with TA Associates Funds. Please disclose how you have considered EITF 05-4 and clarify which view, presented in Issue Summary No. 1 for the June 15-16, 2005 Meeting, you have adopted. In addition, please include a comprehensive discussion of how you considered FASB Staff Position No. EITF 00-19-2 in determining whether this arrangement should be separately recognized and measured in accordance with FAS 5.

Other Matters Involving Tom Sullivan, page 83

27. Please disclose the terms of the agreement between Tom and Kevin Sullivan and file this agreement as an exhibit. Disclose how many or the range of shares and percentage of the company Kevin Sullivan would own after the offering.

Where You Can Find Additional Information, page 95

28. Please revise the last sentence in the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Report of Independent Registered Public Accounting Firm, page F-2

29. Please tell us why your auditors report does not make reference to the standards of the Public Company Accounting Oversight Board (United States).

Note 1. Summary of Significant Accounting Policies, page F-7

General

30. Please revise to include a discussion of your accounting policy relating to your operating segments. In this regard, please explain to us how you determined your operating segments and how you aggregated these operating segments into your reporting segments based on the criteria outlined in paragraph 17 of SFAS 131. Please also provide us copies of the internal reports used by your CODM. In addition, to the extent that you determine you have more than one reporting segment, please revise your MD&A to include a discussion of the operating results of each of your reporting segments.

Stock-Based Compensation, page F-10

31. We note that you refer to a "third party, professional valuation advisor". Either identify this expert or delete your reference. We remind you that if you identify and refer to experts, you must include their consent. Refer to Section 436(b) of Regulation C.

Note 7. Stock Based Compensation, page F-15

32. Please provide us with a reconciliation of the amounts disclosed for stock based compensation in your statements of stockholders' equity (deficit), your statements of cash flows and this footnote.

Note 10. Net Income Per Common Share, page F-18

33. Please tell us, and revise your disclosure to clarify, why you have equity instruments that are anti-dilutive in your calculation of diluted net income per common share.

Note 12. Commitments and Contingencies, page F-19

    34. Based on your current disclosures, it is unclear whether you believe a material loss is possible related to the Clifford Wayne Bassett matter and the Former Executive matter. Please revise to clarify. If a material loss is reasonably possible, please also provide the additional disclosures required by FAS 5 and SAB Topic 5Y.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Jeffrey D. Karpf, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, NY 10006